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                             February 7, 2024

       Paul Mellett
       Chief Financial Officer
       Enanta Pharmaceuticals, Inc.
       500 Arsenal Street
       Watertown
       MA
       02472

                                                        Re: Enanta
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 001-35839

       Dear Paul Mellett:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and development expenses, page 57

   1. You disclose that you do not report information regarding costs incurred for your early-
                                                        stage research and drug
discovery programs on a project-specific basis. Please revise your future filings to
address the following:
                                                            Revise to clarify
the extent to which you track these costs on a project-specific basis or disease-specific
basis.
                                                            To the extent you
do track this information, revise your future filings to break out clinical research
and development program expenses by product candidate (i.e. EDP-
                                                            938, EDP-323).
Alternatively, break out the Virology expense line item by disease target (i.e. RSV,
HBC, COVID-19).
                                                            If you do not track
expenses at a more granular level, revise to explain why not.
 Paul Mellett
Enanta Pharmaceuticals, Inc.
February 7, 2024
Page 2
                For all unallocated expenses, revise to provide a breakdown by nature of expense.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649
with any questions.



FirstName LastNamePaul Mellett                                Sincerely,
Comapany NameEnanta Pharmaceuticals, Inc.
                                                              Division of
Corporation Finance
February 7, 2024 Page 2                                       Office of Life
Sciences
FirstName LastName